Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT ON TRANSACTION BETWEEN RELATED PARTIES

Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco Holding”), in compliance with the provisions of Article 30, item XXXIII of CVM Instruction No. 480, of December 9, 2009, as amended (“CVM Instruction No. 480”), announces to its stockholders and the market in general the following transaction between related parties:

Parties	Itaú Unibanco S.A. (“Itaú Unibanco”) and OKI Brasil Indústria e Comércio de Produtos e Tecnologia em Automação S.A. (“OKI Brasil”).
Relationship with the Company	Itaú Unibanco is a wholly-owned subsidiary of Itaú Unibanco Holding. OKI Brasil, in turn, is the company in which Itaúsa - Investimentos Itaú S.A. (“Itaúsa”), a holding company that is part of the Company’s controlling group, holds an indirect interest of approximately 11%. OKI Brasil is an indirect affiliate of Itaúsa.
Object and main terms and conditions

Following the Announcement on Transaction between Related Parties disclosed to the market on December 29, 2016, we announce that the bidding processes for services relating to the maintenance of automatic teller machines and banking automation equipment for Itaú Unibanco’s network of branches were completed.

We also announce that, in the scope of the electronic auctions held in connection with this transaction, OKI Brasil exercised its right to match the best proposals submitted by the market in relation to batches equivalent to 40% of Itaú Unibanco’s equipment pool, under the Memorandum of Understanding executed on December 20, 2016. As a result, OKI Brasil was selected to provide such services related to such batches.

In this context, we inform that a Service Agreement for the Maintenance of Automatic Teller Machines and Banking Automation Equipment (“Agreement”) was entered into with OKI Brasil.

The Agreement will be effective for 36 months as from April 01, 2017. The estimated amount of the Agreement for the period and batches mentioned above is between R$ 130 million and R$ 200 million, considering variations arising from compliance with quality measurements pre-established in the Agreement and possible changes in the number of pieces of equipment in the batches, among others. Additionally, the price may be adjusted based on the variation in the General Market Price Index (IGP-M), considering the date the Agreement becomes effective as the basis for calculating the adjustment.

Date of Execution	Agreement for the Maintenance of Automatic Teller Machines and Banking Automation Equipment executed on January 11, 2017.
Detailed justification of the reasons for which the Company’s management considers that the transaction was conducted under commutative conditions or provides for the proper compensatory payment

As mentioned in the Announcement on Transaction Between Related Parties disclosed on December 29, 2016, the execution of this Agreement is part of a broad project to renew the contracts for 100% of the maintenance services relating to automatic teller machines and banking automation equipment of Itaú Unibanco’s network of branches (“Project”).

The Project has taken into consideration the Company’s interests, since it allowed OKI Brasil’s share in the provision of the services covered by the Project to be gradually reduced, thus ensuring that such services are provided under market conditions.

The Company’s management understands that the transaction was completed under commutative conditions, since a bidding process was conducted to contract these services which followed the procedures of Itaú Unibanco’s procurement department.

We also inform that the remaining batches (corresponding to 60% of the equipment pool) were also offered in the electronic auctions and were acquired by other vendors not considered parties related to the Company.

Finally, we emphasize that the Project complied with the rules set out in the Company’s Transactions with Related Parties Policy, including the one requiring transactions to be approved by the Related Parties Committee, which is fully composed by directors who are independent from the Company.

Any participation of the counterparties, its partners or managers in the Company’s decision making process on the transaction or trading of transaction as representatives of the Company, describing this participation	Not applicable.

São Paulo (SP), January 20, 2017.

MARCELO KOPEL

Investors Relations Officer